August 30, 2019

Matt Lopez
Chief Financial Officer
Strategic Storage Trust IV, Inc.
10 Terrace Road
Ladera Ranch, CA 92694

       Re: Strategic Storage Trust IV, Inc.
           Form 10-Q for the quarterly period ended March 31, 2019 Filed May 10, 2019
           File No. 000-55928

Dear Mr. Lopez:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities